Mail Stop 4561

June 12, 2008

Kathy Lanterman
Senior Vice President and Chief Financial Officer
Silicon Graphics, Inc.
1140 East Arques Avenue
Sunnyvale, CA 94085-4602
(650) 960-1980

>   **Re: Silicon Graphics, Inc.**
>   **Form 10-K for the fiscal year ended June 29, 2007**
>   **Filed September 12, 2007**
>   **Form 10-Q for the quarterly period ended March 28, 2008**
>   **Filed May 7, 2008**
>   **File No. 001-10441**

Dear Ms. Lanterman:

        We have reviewed your response letter dated May 22, 2008 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 24, 2008.

Form 10-Q for the Quarter Ended March 28, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 26

1.   You indicate in response to prior comment 1 that, in future filings, you will quantify the amounts of material changes contributed by factors or events that you identify. In addition to the items quantified in your Form 10-Q, you should provide supplemental quantification. For example, provide us with the following

additional information and tell us what consideration you gave to providing such quantification in your filing:

- Quantify the impact that the decline in large transactions had on the decrease in revenue in addition to other factors contributing to the decrease. Describe the reasons for the decline in large transactions experienced in the current year, including whether you expect this trend to continue;

- Describe how lower pricing for new contracts, the decline in overall installed base and the transition toward longer product warranty terms contributed to the decline in global services revenue; and

- Quantify the extent that unchanged product material costs and fixed overhead, labor and manufacturing costs contributed to the decline in product gross profit margin.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or me at (202) 551-3488 if you have any questions regarding the above comment.

Sincerely,

Stephen Krikorian
Accounting Branch Chief